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SEC FILE NUMBER
8-68433

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Chaffe Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

201 St. Charles Ave Suite 1410
(No. and Street)

New Orleans	LA	70170
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Vanessa Claiborne	504-524-1801	vbrown@chaffe-associates.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LaPorte, A Professional Accounting Corporation
(Name – if individual, state last, first, and middle name)

5100 Village Walk, Ste 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

10/16/2003	601
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vanessa Claiborne _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Chaffe Securities, Inc. _____, as of 12/31 _____, 2 021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Riley J. Busenlener
Notary Public, State of Louisiana
My Commission Is Issued For Life.
Notary ID: 77084, Jefferson Parish
Louisiana Bar: 27982

Notary Public

Signature: _____

Title: FINOP

This filing** contains (check all applicable boxes):

■ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

■ (d) Statement of cash flows.

■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

■ (f) Statement of changes in liabilities subordinated to claims of creditors.

■ (g) Notes to consolidated financial statements.

■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CHAFFE SECURITIES, INC.

Audit of Financial Statements

December 31, 2021

Contents



LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Chaffe Securities, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Chaffe Securities, Inc. (the Company) as of December 31, 2021, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chaffe Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Chaffe Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2010.

Covington, LA
March 29, 2022

CHAFFE SECURITIES, INC.
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	681,109
Prepaid expenses and other assets		6,982
Total Assets	$	688,091

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued liabilities	$	88,504
Total Liabilities		88,504

Stockholder's Equity

Common Stock - $.65 Par Value	
10,000 Shares Authorized, Issued and Outstanding	6,500
Additional Paid-In Capital	357,475
Retained Earnings	235,612
Total Stockholder's Equity	599,587

Total Liabilities and Stockholder's Equity	$	688,091

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2021

Revenues		
Investment Banking	$	3,618,114
Total Revenues		3,618,114
Expenses		
Expense Reimbursement to Parent		3,200,000
Management Fees		36,037
Legal and Professional Fees		76,174
Regulatory Fees		15,331
Other Operating Expenses		4,101
Total Expenses		3,331,643
Operating Income Before Income Tax		286,471
Income Tax		(47,218)
Net Income	$	239,253

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2021

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2020	$ 6,500	$ 357,475	$ (3,641)	$ 360,334
Net Income for the Year 2021	-	-	239,253	239,253
Balance - December 31, 2021	$ 6,500	$ 357,475	$ 235,612	$ 599,587

The accompanying notes are an integral part of these financial statements.

CHAFFE SECURITIES, INC.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2021

Subordinated Liabilities - Beginning of Year	$	-
Increases		-
Decreases		-
Subordinated Liabilities - End of Year	$	-

The accompanying notes are an integral part of these financial statements.

6

CHAFFE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash Flows from Operating Activities		
Net income	$	239,253
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable		86,887
Decrease in prepaid expenses and other assets		8,493
Increase in accounts payable and accrued expenses		14,918
Decrease in due to related parties		-
Decrease in deferred tax liability		(22,338)
Net cash provided by operating activities		327,213
Net Increase in Cash and Cash Equivalents		327,213
Cash and Cash Equivalents at Beginning of Period		353,896
Cash and Cash Equivalents, End of Period	$	681,109

The accompanying notes are an integral part of these financial statements.

Note 1.   Summary of Significant Accounting Policies

Business of the Company
Chaffe Securities, Inc. (the Company) is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, specializing in merger and acquisition transactions and advisory services. The Company is a wholly owned subsidiary of Chaffe & Associates, Inc. (the Parent). The Company was formed on October 13, 2009, pursuant to the general corporation laws of the state of Louisiana.

Revenue Recognition
The Company follows the guidance in FASB ASC 606, *Revenue from Contracts with Customers*, which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns investment banking revenue from private placements of securities and advisory fees generated in connection with mergers and acquisitions. Such revenue and fees are primarily recorded at a point in time when services for the transactions are completed and income is reasonably determinable, generally as set forth under the terms of the engagement. Payment for advisory services is generally due upon completion of the transaction. Retainer fees and fees earned from certain advisory services are recognized ratably over the service period as the customer receives the benefit of the services throughout the term of each contract, and such fees are collected based on the terms of each contract. All revenues in this audit period were fully earned upon completion of each related transaction.

The economic factors that affect the nature, amount, timing, and uncertainty of revenue and cash flows are primarily general demand for debt and equity offerings in the United States.

Receivables from Customers
Receivables relate to investment banking fees and are carried at the original invoice amount. The Company accounts for estimated credit losses on accounts receivable in accordance with FASB ASU 2016-13, *Financial Instruments – Credit Losses* which requires that management estimate and immediately recognize credit losses expected to occur over the contractual life of these assets. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. As of December 31, 2021, there was no allowance for doubtful accounts.

CHAFFE SECURITIES, INC.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

Accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an entity in its tax returns that might be uncertain. The Company believes that it has appropriate support for any tax positions taken, and management has determined that there are no uncertain tax positions that are material to the financial statements.

Penalties and interest assessed by income taxing authorities, if any, would be included in income tax expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management estimated 2021 federal and state income tax expense. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,* which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application, including an exception to the incremental approach for intraperiod tax allocations when there is a loss from continuing operations and income or a gain from other items and including an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year, among other guidance. This guidance is effective for public entities for fiscal years beginning after December 15, 2020, and for interim periods within those fiscal years. The guidance did not have an impact on its financial statements.

Note 2. Related Party Transactions

The Company is managed by its Parent. The Company paid Chaffe & Associates, Inc. management fees totaling $36,037 and reimbursed expenses totaling $3,200,000 during the year ended December 31, 2021.

CHAFFE SECURITIES, INC.

Notes to Financial Statements

Note 3.   Income Taxes

Components of income tax expense for the year ended December 31, 2021, are as follows:

Current	$	47,218
Deferred		-
Total	$	47,218

The current year income tax rate differs from the effective income tax rate due to true-ups of prior year taxes and other temporary differences.

The Company is consolidated with its Parent for U.S. federal income tax return purposes, and files a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2018, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

As of December 31, 2021, the Company had no uncertain tax positions.

Note 4.   Significant Customers

During the year ended December 31, 2021, one customer accounted for 100% of revenue and the amount was paid in full as of year-end. As of December 31, 2021, there were $0 in receivables due from other customers.

Note 5.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $592,605, which was $586,705 in excess of its required net capital of $5,900. The Company's Aggregate Indebtedness to Net Capital ratio was 0.15 to 1.0 at December 31, 2021.

Note 6.   Commitments and Contingencies

The emergence of the coronavirus pandemic in the first quarter of 2020 introduced an unprecedented degree of uncertainty into the Company's business and the global economy in general. The Company has found its business to be reasonably resilient to date. The widespread restriction of movements of staff has resulted in contingency plans being activated successfully and all staff are continuing to work remotely which, to date, has seen uninterrupted continuity of business activities. The Company does not have any material concerns regarding its ability to continue operations.

Note 6. Commitments and Contingencies (continued)

The Company had no undisclosed commitments or contingencies as of December 31, 2021 through March 29, ,2022, the date these financial statements were available to be issued.

Note 7. Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through March 29, 2022, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

CHAFFE SECURITIES, INC.
Supplementary Information
December 31, 2021

Schedule I
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

Net Capital

Total Stockholder's equity	$	599,587
Less non-allowable assets:		
Prepaid expenses		6,982
Net capital before haircuts on securities positions		592,605
Haircuts on securities positions		-
Net capital	$	592,605
Aggregate Indebtedness	$	88,504

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	5,900
Excess net capital	$	586,705
Net capital in excess of 120% of required net capital	$	585,525
Ratio of aggregate indebtedness to net capital		.15 to 1

Statement Pursuant to Rule 17a-5(d)(4)

There were no material differences between the Company's unaudited Form X-17a-5 as of December 31, 2021 and the Company's audited financial statements as of December 31, 2021.

Schedule II
Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

Chaffe Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers that would require a computation or determination of reserve requirements under Rule 15c3-3 as of, and for the year ended December 31, 2021.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

Chaffe Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers that would require a computation or determination of reserve requirements under Rule 15c3-3 as of, and for the year ended December 31, 2021.

Schedule IV
Schedule of Segregation Requirements
and Funds in Segregation for Customers' Regulated
Commodity Futures and Options Accounts

Chaffe Securities, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers that would require a schedule of segregation requirements and funds in segregation for customers' regulated commodities futures and options accounts under Rule 15c3-3 as of, and for the year ended December 31, 2021.

CHAFFE SECURITIES, INC.
EXEMPTION REPORT

Chaffe Securities Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (a) private placements of securities, and (b) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other brokers. The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

3) Chaffe Securities Inc. stated that Chaffe Securities Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

I, Vanessa Brown Claiborne, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sign: _____   Date: 3-29-22

Vanessa Brown Claiborne
FINOP/CFO
Chaffe Securities Inc.
201 ST. CHARLES AVENUE, SUITE 1410
NEW ORLEANS, LA 70170-1410
SEC filing # 8-68433
Firm ID # 152172



LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Chaffe Securities, Inc.

We have reviewed management's statements, included in the accompanying Chaffe Securities, Inc. Exemption Report, in which Chaffe Securities, Inc. (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placements of securities and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to (1) private placements of securities and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

LOUISIANA · TEXAS

An Independently Owned Member, RSM US Alliance
RSM US Alliance member firms are separate and independent businesses and legal entities
that are responsible for their own acts and omissions, and each is separate and independent
from RSM US LLP. RSM US LLP is the U.S. member firm of RSM International, a global network of
independent audit, tax, and consulting firms. Members of RSM US Alliance have access to RSM

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

A Professional Accounting Corporation

Covington, LA
March 29, 2022